Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ60.872.504/0001-23	A Publicly Listed Company

NOTICE TO THE SHAREHOLDERS

Payment of Earnings - Monthly Dividend

ITAÚ UNIBANCO HOLDING S.A. announces to its shareholders that the monthly dividend payment for May 2017 in the amount of R$ 0.015 per share, shall be paid out on June 1st , 2017, without retention of withholding tax at source, based on the shareholding position of April 28, 2017, date of the last trading session of April 2017 at BM&FBOVESPA.

Pursuant to our Stockholder Remuneration Policy (Dividends and Interest on Capital), available from the Investor Relations site, the monthly payment is made in anticipation of the amount to be distributed following the finalization of the annual Balance Sheet.

São Paulo (SP), April 20, 2017.

MARCELO KOPEL

Investor Relations Officer